Mail Stop 4561

March 31, 2009

Mr. John J. Park
Chief Financial Officer
Hewitt Associates, Inc.
100 Half Day Road
Lincolnshire, IL 60069

> **Re: Hewitt Associates, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **File No. 1-31351**

Dear Mr. Park:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A Proxy Statement

Director Compensation, page 10

1. Please disclose the aggregate number of stock awards outstanding at fiscal year
    end for each of the directors as required by the Instruction to Item 402(k)(2)(iii)
    and (iv). Provide this disclosure in future filings and tell us how you plan to
    comply.

Compensation Discussion and Analysis, page 15

Explanation of Compensation Components, page 18

2. Please expand your discussion of compensation awards to explain specifically
    why each named executive officer received the base salary, bonus and long-term
    incentive awards that he or she did. For example, please discuss each named
    executive officers' compensation awards individually, explaining how and why
    you arrived at that officer's specific compensation, including a discussion of the
    qualitative and quantitative factors used in your compensation decisions for each
    individual. For guidance, please refer to Item 402(b) of Regulation S-K and our
    compliance and disclosure interpretation entitled, "Staff Observations in the
    Review of Executive Compensation Disclosure," which is located on our website.
    Provide this disclosure in future filings and tell us how you plan to comply.

(2) Short-term Incentives, page 18

3. You have not provided quantitative disclosure of all of the terms of the necessary
    targets to be achieved for your named executive officers to earn their annual
    bonuses. Please disclose the specific performance targets used to determine
    bonus amounts or provide a supplemental analysis as to why it is appropriate to
    omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.   In
    addition, we note that part of this compensation is based upon qualitative
    performance factors, such as individual project goals and management/associate
    development. Please note that qualitative goals generally need to be presented to
    conform to the requirements of Item 402(b)(2)(v). Furthermore, please clarify
    whether the percentage targets presented on page 19 represent the percentage of
    an officer's base salary at which his or her bonus amount is targeted. Provide this
    disclosure in future filings and tell us how you plan to comply.

(3) Long-term Incentives, page 20

4. In future filings, with respect to long-term incentive awards, please provide a
    more detailed analysis of how the company determined the actual awards and
    where the awards stand with respect to the philosophy to target the 50th percentile

of your peer group. Please disclose the actual factors considered in making the equity awards for each named executive officer.   For example, please explain with specificity how you determined the amounts of stock options to be granted to your named executive officers. Furthermore, as noted in the previous comment, please disclose the specific performance targets used to determine performance-based stock rewards. Provide this disclosure in future filings and tell us how you plan to comply.

(4) Executive Benefits and Perquisites, page 23

5. We note that named executive officers can also participate in the "vacation 'splash'" benefit. Please explain what this benefit entails and provide similar disclosure in future filings.

6. Please also disclose where this element of compensation stands with respect to the philosophy to target the 50th percentile of your peer group, or state that this was not a factor in making determinations for this element. Provide this disclosure in future filings and tell us how you plan to comply.

Executive Compensation, page 26

7. Footnote 3 to the summary compensation table discloses that the amounts reflected in the table reflect the dollar amounts recorded for financial statement purposes for compensation on option awards under SFAS 123R and that such amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. Please explain how your treatment of forfeitures is consistent with the guidance in SFAS 123R.

Form 10-K for the fiscal year ended September 30, 2008

Financial Statements

Consolidated Statements of Operations, page 49

8. Please tell us and disclose why the sale of your Cyborg business did not meet the criteria in paragraphs 41 to 43 of SFAS 144 to be presented as discontinued operations.

Note 2 Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 59

9. Please tell us management's basis for determining that the estimated useful lives of your customer relationship intangibles to be between 10 and 30 years. Within

your response, please address how the significantly shorter contract terms for your outstanding contracts and your recent impairments have affected management's estimates on this estimated useful lives.

17. Legal Proceedings, page 84

10. We note from your disclosure that you restructured an outsourcing contract during March 2008 which resulted in the incurrence of approximately $20 million of charges during the first two quarters. Please tell us and disclose the circumstances that required restructuring of the contract and how you accounted for this outsourcing contract prior to restructuring, including how your recorded the associated revenue generated from the contract.

Index to Exhibits, page 93

11. We note that you are party to various long-term non-cancelable lease agreements for your properties. Item 601(b)(10)(i)(D) of Regulation S-K requires you to file as an exhibit any material lease. Please include any material lease agreement as an exhibit to the Form 10-K. To the extent you have no material lease agreements, please provide us with an analysis.

12. Please identify each management contract or compensatory plan or arrangement as required by paragraph 3 of Item 15(a) of Form 10-K. Please provide this disclosure in future filings and tell us how you plan to comply.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Sonia Barros, Special Counsel, at (202) 551-3655 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief